UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 5)*


                          AEOLUS PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    45325S-10-1
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                                 (CUSIP Number)

                                                    with a copy to:
    Mitchell D. Kaye, Manager                       Steven E. Siesser, Esq.
    Xmark Asset Management, LLC                     Lowenstein Sandler PC
    301 Tresser Boulevard, Suite 1320               65 Livingston Avenue
    Stamford, CT 06901                              Roseland, New Jersey  07068
    (203) 653-2500                                  (973) 597-2506
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.       45325S-10-1
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
    (entities only):
                       Xmark Asset Management, LLC
                               13-3954392
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only

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4.  Source of Funds (See Instructions):  WC
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5.  Check if Disclosure  of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):               Not Applicable
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6.  Citizenship or Place of Organization:    New York, United States

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    Number of                      7. Sole Voting Power:             9,322,482*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    *
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:        8,322,482*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:              *
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:   9,322,482*

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12. Check if  the Aggregate  Amount in  Row (11) Excludes  Certain  Shares  (See
    Instructions):         Not Applicable
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13. Percent of Class Represented by Amount in Row (11):   66.6%*
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14. Type of Reporting Person (See Instructions):  IA
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*  On June 30, 2005, Xmark Fund, L.P., a Delaware  limited  partnership  ("Xmark
LP") and Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd") each purchased 41,150 shares of common stock, par value $0.01 per share (the "Common Stock") of Aeolus Pharmaceuticals, Inc., a Delaware corporation formerly known as Incara Pharmaceuticals Inc. (the "Company"). The reporting person is Xmark Asset Management, LLC ("XAM"), a New York limited liability company, which is the investment manager for Xmark LP and Xmark Ltd and the sole manager of Goodnow Capital, L.L.C., a Delaware limited liability company ("Goodnow"). Goodnow is the holder of 8,107,039 shares of Common Stock. Pursuant to Goodnow's Operating Agreement, management and control of Goodnow is vested exclusively in the sole manager and, as a result, XAM possesses the sole power to vote and direct the disposition of all securities of the Company owned by Goodnow. Mitchell D. Kaye is Chief Investment Officer of XAM, and as such possesses sole power to vote and direct the disposition of all securities of the Company held by Xmark LP, Xmark Ltd and Goodnow.

In addition, pursuant to the terms of a certain Voting Trust Agreement, dated as of April 19, 2004, by and among Great Point Partners, on behalf of Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd. (collectively, the "Biomedical Funds"), the Company and XAM, as voting trustee: (i) the Biomedical Funds transferred into a voting trust (the "Voting Trust") the 1,000,000 shares of Common Stock (the "Voting Trust Shares") purchased by the Biomedical Funds from the Company pursuant to that certain Purchase Agreement, dated as of April 19, 2004 (the "Purchase Agreement"), by and among the Company and the investors named therein, in exchange for a voting trust certificate; (ii) XAM, as the voting trustee of the Voting Trust, has the exclusive right and power to vote the Voting Trust Shares and to give written consents with respect to any lawful corporate action of the Company; and (iii) except as set forth in clause (ii) above, all powers and privileges affecting the Voting Trust Shares attach to the voting trust certificates issued in exchange therefor. While XAM may be deemed to be the beneficial owner of the Voting Trust Shares pursuant to its power to vote and give written consents with respect to the Voting Trust Shares, XAM does not own and expressly disclaims any pecuniary interest in the Voting Trust Shares.

As a result of the fact that XAM possesses the sole power to vote and direct the disposition of all shares of Common Stock of the Company held by Xmark LP, Xmark Ltd and Goodnow, and the sole power to vote the Voting Trust Shares, for purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 9,322,482 shares of Common Stock, or 66.6% of the shares deemed issued and outstanding as of June 30, 2005.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          On June 30, 2005, Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP") and Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd") each purchased 41,150 shares of Common Stock of the Company. All funds used by Xmark LP and Xmark Ltd to purchase the shares of Common Stock came directly from the assets of Xmark LP and Xmark Ltd, respectively.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2005, as of May 3, 2005 there were 13,975,760 shares of Common Stock issued and outstanding. As a result of the fact that XAM possesses the sole power to vote and direct the disposition of all shares of Common Stock of the Company held by Xmark LP, Xmark Ltd and Goodnow, and the sole power to vote the Voting Trust Shares, for purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 9,322,482 shares of Common Stock, or 66.6% of the shares deemed issued and outstanding as of June 30, 2005.

          During the sixty days prior to and including June 30, 2005, the only transactions in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by XAM or any person or entity controlled by it or any person or entity for which it possesses voting or investment control over the securities thereof, were the following transactions, all of which were effected in ordinary brokerage transactions:


                                   I. Xmark LP
                                   -----------

                                   (Purchases)

        Date                          Amount                   Price
        ----                          ------                   -----
      06/30/05                         6,150                   $0.67
      06/30/05                        35,000                   $0.88


                                  II. Xmark Ltd
                                  -------------

                                   (Purchases)

        Date                          Amount                   Price
        ----                          ------                   -----
      06/30/05                         6,150                   $0.67
      06/30/05                        35,000                   $0.88

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      October 3, 2005

                                      XMARK ASSET MANAGEMENT, LLC

                                      /s/ Mitchell D. Kaye
                                      ------------------------------------------
                                      Mitchell D. Kaye, Chief Investment Officer



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).